Iran Related Activities Disclosure Requirement pursuant to the Iran Threat Reduction and

Syria Human Rights Act of 2012

If the registered investment company has engaged in one or more of these activities described above, please disclose a detailed description of each such activity, including the following:

(1)	the nature and extent of the activity;

(2)	the gross revenues and net profits, if any, attributable to the activity; and

(3)	whether the registered investment company or its affiliate (as the case may be) intends to continue the activity.